Exhibit 21.1

Subsidiaries of the Registrant

The following table lists, as of December 31, 2003, our subsidiaries, all of which are wholly owned, and indicates the jurisdiction of organization of each subsidiary.

Subsidiary Name	Where Incorporated
Sonic Innovations Pty Ltd.	Australia
Hearing Aid Specialists Pty Limited	Australia
Sonic Innovations Canada Ltd.	Canada
Sonic Innovations A/S	Denmark
Omni ApS	Denmark
Omni Otoplast ApS	Denmark
Sonic Innovations GmbH	Austria
Sonic Innovations AG	Switzerland
Audifon U.K. Ltd.	England
StarMedical Europe B.V.	Netherlands
Hoorcomfort Nederland B.V.	Netherlands
Hoortoestelcentrum Sneek B.V.	Netherlands
Sanomed Handelsgesellschaft mbH	Germany
Sonic Innovations GmbH	Germany